Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following summarizes the material terms of the capital stock of KULR Technology Group, Inc. (“KULR,” “our Company,” “we” or “us”). KULR is a corporation incorporated under the laws of the State of Delaware, and accordingly its internal corporate affairs are governed by Delaware law and by its certificate of incorporation, as amended (our “certificate of incorporation”) and its by-laws, which are filed as exhibits to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission and available at www.sec.gov. The following summary is qualified in its entirety by reference to the applicable provisions of Delaware law and our certificate of incorporation and by-laws, which are subject to future amendment in accordance with the provisions thereof. Our common stock is the only class of our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share. The number of shares of our common stock issued and outstanding as of a recent date is set forth on the cover page of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. As of December 31, 2024, we had preferred stock designated as follows: 1,000,000 shares designated as Series A Preferred Stock (of which 730,000 were outstanding); 31,000 shares designated as Series B Convertible Preferred Stock (of which none were outstanding); 400 shares designated as Series C Convertible Preferred Stock (of which none were outstanding); and 650 shares designated as Series D Convertible Preferred Stock (of which none were outstanding).

Common Stock

Voting Rights. Each holder of our common stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

Dividends.  Subject to the preferential rights, if any, of the holders of any outstanding series of our preferred stock, holders of shares of our common stock are entitled to receive dividends out of any of our funds legally available when, as and if declared by our Board of Directors (our “Board”). The timing, declaration, amount and payment of future dividends depend upon our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant.

Liquidation.  If we liquidate, dissolve or wind up our affairs, holders of our common stock will be entitled to share proportionately in our assets available for distribution to stockholders, subject to the preferential liquidation rights, if any, of the holders of any outstanding series of our preferred stock.

Other Rights.  The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Preferred Stock

Under our certificate of incorporation and subject to the limitations prescribed by law, our Board, without stockholder approval, may issue our preferred stock in one or more series, and may establish from time to time the number of shares to be included in such series and may fix the designation, powers, privileges, preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof.

When and if we issue additional shares of preferred stock, we will establish the applicable preemptive rights, dividend rights, voting rights, conversion privileges, redemption rights, sinking fund rights, rights upon voluntary or involuntary liquidation, dissolution or winding up and any other relative rights, preferences and limitations for the particular preferred stock series.

On June 6, 2017, the Company filed a Certificate of Designation of Series A Voting Preferred Stock with the Secretary of State of the State of Delaware (the “Certificate of Designation”). Pursuant to the Certificate of Designation, the Company designated 1,000,000 shares of preferred “A” stock, $0.0001 par value per share (individually or collectively the “Series A Voting Preferred”), out of the 20,000,000 shares of authorized blank check preferred stock.

Series A Voting Preferred Stock

We have one designated class of preferred stock known as Series A Voting Preferred Stock. Each share of the Series A Voting Preferred Stock entitles the holder to one hundred (100) votes, in person or proxy, on any matter on which action of the stockholders of the corporation is sought. The Series A Voting Preferred Stock will vote together with the common stock. The holders of Series A Voting Preferred Stock shall not be entitled to receive dividends of any kind or be entitled to any liquidation preference. The Series A Preferred Stock shall not be subject to conversion into common stock or other equity authorized to be issued by the Company.

Rights of the Series A Voting Preferred Stock

Holders of the Series A Voting Preferred Stock are not entitled to receive dividends nor convert their Series A Voting Preferred Stock into any series or class of stock of the Company. Additionally, in the event of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation”), holders of Series A Voting Preferred Stock shall have no right to distribution from the assets of the Company available for distribution to its stockholders.

The record holders of the Series A Voting Preferred Stock have the right to vote on any matter with holders of the Company’s Common Stock and other securities entitled to vote, if any, voting together as one (1) class. Each record holder of Series A Voting Preferred Stock has that number of votes (identical in every other respect to the voting rights of the holders of Common Stock entitled to vote at any regular or special meeting of the shareholders or by written consent) equal to one-hundred (100) votes per share of Series A Voting Preferred Stock held by such record holder.

The record holders of the Series A Voting Preferred Stock shall be entitled to the same notice of any regular or special meeting of the shareholders as may or shall be given to holders of Common Stock entitled to vote at such meetings. No corporate actions requiring majority shareholder approval or consent may be submitted to a vote of Common Stock which in any way precludes the Series A Voting Preferred Stock from exercising its voting or consent rights as though it is or was a Common Stock holder.

For purposes of determining a quorum for any regular or special meeting of the shareholders, the voting rights of all outstanding shares of Series A Voting Preferred Stock shall be included with all shares of Common Stock represented at and entitled to vote at such meetings.

No share or shares of Series A Voting Preferred Stock acquired by the Company shall be reissued as Series A Voting Preferred Stock, and all such shares thereafter shall be returned to the status of undesignated and unissued shares of Series A Voting Preferred Stock of the Company.

Authorized But Unissued Preferred Stock

We are currently authorized to issue a total of 20,000,000 shares of preferred stock of which 1,000,000 shares have been designated as Series A Voting Preferred Stock. Our articles of incorporation provide that the board of directors may issue preferred stock by resolutions, without any action of the stockholders. In the event of a hostile takeover, the board of directors could potentially use this preferred stock to preserve control.

Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of incorporation and By-laws

Delaware statutory law and our certificate of incorporation and by-laws contain provisions that could make acquisition of our Company by means of a tender offer, a proxy contest or otherwise more difficult. These provisions are intended to discourage certain types of coercive takeover practices and takeover bids that our Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. The description of our certificate of incorporation and by-laws set forth below is only a summary and is qualified in its entirety by reference to our certificate of incorporation and by-laws, which have been filed as exhibits to our most recent Annual Report on Form 10-K.

Blank Check Preferred Stock.  Our certificate of incorporation permits us to issue, without any further vote or action by the stockholders, up to 20,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

Number of Directors; Filling Vacancies; Removal.  Our certificate of incorporation and by-laws provide that the Board will consist of not less than one member, with the exact number of directors to be fixed exclusively by the Board. In addition, our certificate of incorporation and by-laws provide that a board vacancy resulting from the death, resignation, disqualification or removal of a director or other cause, as well as a vacancy resulting from an increase in the number of directors, may be filled solely by the affirmative vote of a majority of the remaining directors then in office even though that may be less than a quorum of the Board.

Special Meetings.  Our certificate of incorporation and by-laws provide that special meetings of the stockholders may only be called by our Board, certain officers of our Company or two-thirds or more in amount, of each class or series of the capital stock of our Company entitled to vote at such meeting on the matters that are the subject of the proposed meeting. These provisions may make it more difficult for stockholders to take an action opposed by our Board.

Section 203 of the Delaware General Corporation Law.  Section 203 of the DGCL provides that, subject to certain specified exceptions, a corporation will not engage in any “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder unless (1) before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (3) on or after such time, both the board of directors of the corporation and at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder approves the business combination. Section 203 of the DGCL generally defines an “interested stockholder” to include (x) any person that owns 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and owned 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

Section 203 of the DGCL generally defines a “business combination” to include (1) mergers and sales or other dispositions of 10 percent or more of the corporation’s assets with or to an interested stockholder, (2) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (3) certain transactions which would increase the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholder and (4) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges, or other financial benefits.

Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the certificate of incorporation or stockholder-adopted by-laws may exclude a corporation from the restrictions imposed under Section 203. Neither our certificate of incorporation nor our by-laws exclude our Company from the restrictions imposed under Section 203 of the DGCL. We anticipate that Section 203 may encourage companies interested in acquiring our Company to negotiate in advance with our Board since the statute’s supermajority stockholder approval requirement would not be applicable if our Board approves, prior to the time the stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer LLC.

Market Information

Our common stock is currently traded on the NYSE American LLC Exchange under the symbol “KULR.”